EXHIBIT 99.1

Energy Fuels Completes Bond Restructure Releasing $12.3 Million of
Previously Restricted Cash

March 3, 2014

Toronto, Ontario and Lakewood, Colorado

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Corporation”) is pleased to announce that it has completed the restructuring of its US$28 million regulatory bonding portfolio, utilizing three different qualified sureties.  As a result of the bond restructuring program, Energy Fuels has released US$12.3 million of previously restricted cash, which was required by the former underwriter.  The new, reduced collateral balance more accurately reflects the value of reclamation liabilities carried on the Company’s balance sheet.  Prior bonding arrangements, covering all of the Company’s mines and mills, required Energy Fuels to post 100% cash collateral to back the currently outstanding US$28 million bond liability.  The bond restructuring was completed at an average annual premium of 1.71% of the total bonded amount or US$479,965; a competitive market rate for the program.  The US$12.3 million of released funds provides Energy Fuels with additional operational and development flexibility as it continues to position its projects to increase uranium production as market conditions warrant.

About Energy Fuels

Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the United States in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed annual capacity of over 8 million lbs. of U3O8. Energy Fuels has mineral projects located throughout the Western U.S., including a producing mine and properties in various stages of permitting and development. The Corporation’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to statements with respect to the Company’s expected operational and development flexibility from the bond restructuring.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “views”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”.  All statements, other than statements of historical fact, herein are considered to be forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Corporation’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com.  Forward-looking statements contained herein are made as of the date of this news release, and the Corporation disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com